RADICA GAMES LIMITED
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 24, 2004

         NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Radica Games Limited (the "Company") will be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101 on Monday, May 24, 2004 commencing at 10:00 a.m., to consider and act upon the following proposals or matters:

         (1) To elect directors;

         (2) To adopt the 2004 Omnibus Equity Incentive Plan;

         (3) To appoint KPMG as Independent Auditor and to authorize the directors to fix the Independent Auditor's remuneration; and

         (4) To transact such further or other business matters as may properly come before the meeting or any adjournments thereof.

         Only shareholders of record at the close of business on April 5, 2004 will be entitled to notice of the meeting.

         The Annual Report containing the Financial Statements of the Company and the Report of the Independent Auditor thereon, the Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Meeting.

                                            By order of the Board of Directors,


                                            DAVID C.W. HOWELL
                                            President Asia Operations and
                                            Chief Financial Officer

April 26, 2004
Fo Tan, Hong Kong




Note: If you are unable to be present at the meeting in person, please fill return it to the President of the Company in the enclosed envelope.

                              RADICA GAMES LIMITED


                 MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

         This Management Information Circular/Proxy Statement ("this Circular") is furnished to shareholders of Radica Games Limited (the "Company") in connection with the solicitation by and on behalf of the management of the Company of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Company to be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101 on Monday, May 24, 2004 at 10:00 a.m., and at any adjournments, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

         This Circular, the attached Notice and the accompanying form of proxy are first being mailed to shareholders of the Company on or about April 26, 2004. The Company will bear all costs associated with the preparation and mailing of this Circular, the Notice and form of proxy as well as the cost of solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Company may also directly solicit proxies (but not for additional compensation) by telephone or telegram. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

         No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.


                      APPOINTMENT AND REVOCATION OF PROXIES

         The persons named as proxies in the enclosed form of proxy are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder of the Company) as proxy to attend and act for and on such shareholder's behalf at the Meeting other than the management proxies named in the accompanying form of proxy. This right may be exercised either by striking out the names of the management proxies where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint, or by completing and submitting another proper form of proxy naming such other person as proxy.

         A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

         Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at the office of Radica Enterprises, Ltd. ("Radica USA") at 180 S. Lake Avenue, Suite 440, Pasadena, CA 91101, addressed to the President of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or on the day of the Meeting with the chairman of the Meeting prior to the Meeting, or any adjournment thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by the shareholder on a poll will be counted and the proxy will be disregarded.

                                VOTING OF PROXIES

         THE SHARES REPRESENTED BY ANY VALID PROXY IN FAVOR OF THE MANAGEMENT PROXIES NAMED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED FOR, AGAINST OR WITHHELD FROM VOTING (ABSTAIN) ON THE ELECTION OF DIRECTORS, ON THE ADOPTION OF THE 2004 OMNIBUS EQUITY INCENTIVE PLAN, AND ON THE REAPPOINTMENT OF THE INDEPENDENT AUDITOR AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITOR, IN ACCORDANCE WITH ANY SPECIFICATIONS OR INSTRUCTIONS MADE BY A SHAREHOLDER ON THE FORM OF PROXY. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS OR INSTRUCTIONS, SUCH SHARES WILL BE VOTED FOR THE ELECTION AS DIRECTORS OF THE MANAGEMENT NOMINEES NAMED IN THIS CIRCULAR, FOR THE ADOPTION OF THE 2004 OMNIBUS EQUITY INCENTIVE PLAN AND FOR THE APPOINTMENT OF THE INDEPENDENT AUDITOR AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE INDEPENDENT AUDITOR'S REMUNERATION AS STATED IN THIS CIRCULAR.

         Each share of Common Stock is entitled to one vote on each matter submitted to vote at the meeting. Under the Company's Bye-laws, action may be taken by the shareholders at any duly convened Annual General Meeting of the Company by a majority of the votes cast on each proposal (other than certain proposals requiring a special resolution as defined in the Bye-laws). In the case of elections of directors, the number of vacant positions (in the case of this meeting, eight director positions) will be filled by the nominees who receive the greatest number of votes at the meeting, with each shareholder being entitled to vote for a number of directors equal to the number of vacancies, but without cumulative voting. Although the Bye-laws permit voting by a show of hands in certain circumstances, the Company follows the practice of voting by poll or ballot (i.e. tabulating written votes submitted at the meeting in person or by proxy).

         The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments thereof.


                                   RECORD DATE

         The Board of Directors of the Company has fixed the close of business on April 5, 2004, as the record date (the "Record Date") for the Meeting. Only holders of record of the Common Stock as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

                  VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

         As of January 31, 2004 there were issued and outstanding 18,570,904 shares of the Common Stock of the Company.

         The following table and the text that follows set forth information with respect to shareholders which the Company believes own beneficially more than 5% of the issued and outstanding shares of Common Stock of the Company, as of January 31, 2004:

                                                                  PERCENTAGE OF
           NAME AND ADDRESS OF            NUMBER OF SHARES        COMMON STOCK
             BENEFICIAL OWNER                                      OUTSTANDING
-----------------------------------       ----------------        -------------

Dito Devcar Corporation, et al. (1)              8,686,780                46.8%
  c/o Richard H. Pickup
  2321 Alcova Ridge Dr.
  Las Vegas, Nevada 89134
RAD Partners 1999 LLC, et al. (2)                1,651,200                 8.9%
  c/o The Busch Firm, 2532 Dupont Drive
  Irvine, California 92612

-------------------------

(1)  Includes  shares of Common Stock owned by the  following  related  persons:
     Dito Devcar Corporation, DRP Charitable Unitrust, TMP Charitable Unitrust, Dito Devcar, LP, Dito Caree, LP, Pickup Family Trust, Pickup Charitable Unitrust II, TD Investments, LLC, TB Fund, LLC, Plus Four Equity Partners LP, Dito Devcar Foundation and Richard H. Pickup.
(2) Includes shares of Common Stock owned by the following related persons: RAD Partners 1999 LLC, Lenawee Trust, Gar Ken Enterprises, Inc., Timothy R.
     Busch Charitable Remainder Unitrust, Stephan Lynn Busch Charitable Remainder Unitrust, Church Street Investments, LLC and Timothy R. Busch.

         The   information   in  the  above  table  is  provided  by  individual
shareholders and therefore the Company cannot verify its accuracy.

                              ELECTION OF DIRECTORS

         The following persons are nominees proposed by management for election as directors of the Company to serve until the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed. A SHAREHOLDER MAY WITHHOLD HIS VOTE FROM ANY INDIVIDUAL NOMINEE BY WRITING THE PARTICULAR NOMINEE'S NAME ON THE LINE PROVIDED IN THE FORM OF PROXY. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. The management nominees for election as directors of the Company are Jon N. Bengtson, Timothy R. Busch, Albert J. Crosson, Theodore J. Eischeid, Patrick S. Feely, David C.W. Howell, James J. O'Toole and Peter L. Thigpen.

         The following table and the textual discussion which follows sets forth information as of January 31, 2004 with respect to each of the management nominees for director and each executive officer, including their names, ages, the number of shares beneficially owned by each such person individually and as a group, all positions and offices with the Company held by each such person (in addition to their directorships) and their term of office as a director:

                                                                                                            PERCENTAGE OF
                                                                                              NUMBER OF        COMMON
                                          TERM AS                                              SHARES           STOCK
                               AGE AT     DIRECTOR        OTHER POSITIONS AND OFFICES       BENEFICIALLY     OUTSTANDING
            NAME                1/1/04    EXPIRES       PRESENTLY HELD WITH THE COMPANY         OWNED            (1)
-----------------------------  ---------  -----------  -----------------------------------  --------------  --------------
Directors:
---------
Jon N. Bengtson (2)               60         2004      Chairman of the Board                      419,260       2.3%
                                                                                                1,651,200       8.9%

Timothy R. Busch (3)(6)           49         2004      None                                        45,000

Albert J. Crosson (3)(4)(7)       73         2004      None                                           678

Theodore J. Eischeid (2)(3)       53         2004      None                                       406,000       2.2%

Patrick S. Feely (2)              57         2004      President, Chief Executive Officer         159,050

David C.W. Howell                 41         2004      President Asia Operations,                  88,546
                                                           Chief Financial Officer

James J. O'Toole (4)(5)           58         2004      None
                                                                                                   41,037
Peter L. Thigpen (4)(5)           64         2004      None

Executive Officers:

Jeanne M. Olson                   55                   President North American                   111,667
                                                            Operations

Denis Horton                      52                   Managing Director, Radica UK                    --

James M. Romaine                  58                   Senior Vice President Sales                 40,200

Laurence M. Scott, Jr.            58                   Senior Vice President of                    10,000
                                                            Asia Operations
Craig D. Storey                   35                   Vice President,                             34,000
                                                            Chief Accounting Officer
Larry C. N. Cheng                 40                   Vice President Engineering                   8,000

Tiki K. K. Ho                     40                   Vice President Engineering                      --

Louis S. W. Kwok                  42                   Assistant General Manager, DRGM              4,000

Eric K. W. Chan                   46                   Quality Director                                --

Vincent K. M. Ching               43                   Manufacturing Director                          --

Rick C. K. Chu                    50                   Director of Customer Service                16,000

Robert E. Esterbrook              58                   Finance & Operations Director                4,000

Paul Fogerty                      42                   Sales Director                                  --

Donny K. W. So                    40                   Director of Project Management               4,000
                                  44                                                                  100

Hermen H. L. Yau                                       MIS Director

-------------------------
(1) Except as indicated, in each case these shares represent less than 1% of the total stock outstanding.
(2)  Member of the Executive Committee.
(3)  Member of the Audit Committee.
(4)  Member of the Compensation Committee.
(5)  Member of the Corporate Governance and Nominations Committee.
(6) Mr. Busch is one of the persons included in the RAD Partners 1999 LLC Group. See "Voting Securities and Their Principal Owners" above for additional information.
(7) Mr. Crosson owns no Radica Games Limited stock shares ("shares") directly. However, in addition to beneficial ownership through stock options as reflected above, he owns 1% of the beneficial interest in Crossfire, LLC ("Crossfire") which beneficially owns 200,000 shares through its class A membership interest in RAD Partners 2001, LLC ("RAD 2001"). RAD 2001 is controlled by RAD Partners 1999 LLC which is one of the Company's major stockholders. Mr. Crosson's 1% ownership of Crossfire constitutes voting control of Crossfire and Crossfire has the right to withdraw said 200,000 shares from RAD 2001. Additionally, under an economic arrangement involving its membership interest in RAD 2001, Crossfire may acquire beneficial ownership in an additional 400,000 shares over time from RAD 2001; however, Crossfire can not vote or dispose of such shares without the consent of all the members of RAD 2001. In December 2002, Crossfire purchased 250,000 shares bringing its ownership of the Company's stock to 450,000 shares including the 200,000 shares beneficially owned through its class A membership interest in RAD 2001. Crossfire is owned beneficially by Mr. Crosson and his four children.

         The directors and executive officers of the Company as shown in the above table, as a group (23 persons), owned beneficially 3,042,738 shares of Common Stock (not including option shares not yet vested held by such persons), or approximately 16.4% of the Common Stock outstanding, as of January 31, 2004.

         The executive officers of the Company do not have any fixed term of office and serve at the pleasure of the Board of Directors.

         Jon N.  Bengtson,  formerly  the  Executive  Vice  President  and Chief
Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regent in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently the Chairman of The Sands Regent.

         Timothy R. Busch is CEO and founder of The Busch Firm. Founded in 1979, The Busch Firm specializes in estate planning, asset protection, tax, corporate law, partnership and real estate matters. He is also founder of Pacific Hospitality Group, an Irvine-based hotel firm that constructs and operates hotels; St. Anne School of Laguna Niguel, California, a private Christian elementary school; and the new private JSerra High School. Mr. Busch serves on a number of private and public boards in various industries, including Advanced Materials, Inc. of Rancho Dominguez, California. Mr. Busch received his Juris Doctor degree from the Wayne State University of Law, and his B.B.A., summa cum laude, degree from Western Michigan University. He is an attorney licensed in Michigan, California, Texas, and Washington, D.C., and a CPA licensed in
Michigan, California, and Nevada. He is a member of the Orange County and Palm Springs Chapters of Legatus, an organization of Catholic CEOs.

         Albert J. Crosson was appointed a director of the Company in May 2001. He became a director of International Game Technology ("IGT") in 1988. He became Vice Chairman of the Board of IGT in July 1996 and an employee of such company. He resigned as an employee in December 2000 and as Vice Chairman of IGT in August 2001. Mr. Crosson was employed for 34 years by ConAgra, Inc. and its predecessor companies. He was President of ConAgra Grocery Products Companies from 1993 until January 1996 when he retired. From 1986 until January 1993, he was President of Hunt-Wesson Foods, Inc., a ConAgra company.

         Theodore J. Eischeid was appointed a director of the Company in May 2003. Mr. Eischeid is currently Vice President - Global CDMA Partnership and Product Management for Motorola, Inc., a global leader in wireless, automotive and broadband communications. Prior to that, he was Senior Vice President and Chief Financial Officer of K12 Inc., a developer of online curriculum for grades K-12; formerly President and CEO of Educational Insights, Inc., a publicly traded developer, manufacturer and marketer of educational products; and prior to that served as President of Revell-Monogram, Inc., an international manufacturer and marketer of plastic hobby kits, where he lead a successful initial public offering in 1991 and continued as President when the company was acquired by Hallmark Inc. in 1994. Mr. Eischeid also served as Chief Financial Officer of Arvey Corporation, a manufacturer and retailer of paper and paper products, and began his career with Arthur Andersen & Co. He is a past Chairman of the Toy Manufacturers of America, and is a member of the Board of Directors of K.I.D.S. (Kids in Distressed Situations). Mr. Eischeid received his Juris Doctor, cum laude, degree from the Loyola University of Chicago School of Law, his MBA from Northwestern University's Kellogg Graduate School of Management, and his BS degree from Iowa State University. He is a Certified Public Accountant and a member of the Illinois Bar.

         Patrick S. Feely has been Chief Executive Officer since April 1999. He has been Chief Operating Officer and President of the Company since July 1997 and a director of the Company since July 1996. Previously, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991; and President of the Tonka Products Division of Tonka, Inc. from 1986 to 1988, after previously serving as Senior Vice President Commercial Operations from 1982 to 1986. As President of Tonka, Mr. Feely was responsible for the successful launch of the Sega video game system into the U.S. market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also an advisor to the Toy Industry Association Board of Directors, where he was Chairman from 2000 to 2002. He is currently Chairman of the Board of Trustees of the Toy Industry Foundation. He has a BA from Duke University and an MBA from the University of Michigan.

         David C.W. Howell was appointed President Asia Operations in December 1998. He has been Executive Vice President and Chief Financial Officer and a director of the Company since September 1995. Prior to that, he was Vice President and Chief Accounting Officer and a director of the Company from January 1994 to September 1995. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales and is a Fellow of the Hong Kong Society of Accountants.

         James J. O'Toole has been a director of the Company since June 1994. He is Research Professor in the Center for Effective Organization at the University of Southern California's Marshall School of Business. He is the Mortimer J. Adler Senior Fellow of the Aspen Institute.

         Peter L. Thigpen has been a Director of the Company since June 1998. He is a Lecturer in Ethics & Great Books in the Graduate Business School at the University of California, Berkeley, a Senior Fellow & Moderator at the Aspen Institute, and is on the Board of Trustees of the Kentfield, California School District and the Board of Trustees of Branson High School in Ross, California. Prior to 1992, Mr. Thigpen was Senior Vice President - U.S. Operations and a member of the Executive Management Committee at Levi Strauss & Company, retiring after 23 years with the San Francisco-based apparel company. During his tenure at Levi Strauss, Mr. Thigpen held positions of President of European Operations, President - Levi Strauss USA, President - The Jeans Company and was a member of the Board of Directors.

         Jeanne M. Olson is President North American Operations. Prior to joining the company in 2000, she was Senior Vice President of Sales & Marketing at Lyrick Studios, a privately-held children's entertainment company. Ms. Olson has over 15 years of experience in the toy industry, having held executive marketing and management positions at Mattel Toys, Hasbro Inc., and Tonka Toys. She started her career in marketing research with The Pillsbury Company and with Custom Research Inc.

         Denis Horton has been Managing Director of Radica UK, Ltd. since April 2003. He has over 18 years of experience in the toy industry, previously having held Managing Director positions at Mattel UK, Fisher Price and Tonka Europe. Prior to entering the toy industry, Mr. Horton worked in the food industry and held management positions at United Biscuits and H J Heinz Co., Ltd. He received his BA (Honors) degree in Business Studies from Nottingham Trent University, and is a Fellow of the Chartered Institute of Marketing in the UK.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 31 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the President of Play Tech Inc., a VTech company, for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

         Laurence M. Scott, Jr. was appointed Senior Vice President Asia Operations in April 2002. Previously he was Managing Director - Asian Operations for iLogistix Singapore Supply Chain Management Pte. Limited. Prior to that he was Managing Director for MGA Entertainment (Hong Kong) Limited (1998 - 2000); Vice President - Operations for Atari Corporation (1992 - 1996) and then Vice President - Worldwide Materials for JTS Corporation (1996 - 1997) after Atari merged with JTS; and President and Managing Director for Radofin Electronics (Far East) Limited. (1975 - 1991). Mr. Scott has over 25 years experience with Asian Manufacturing Operations. He has a BSc. and MBA from the University of Southern California.

         Craig D. Storey has been Vice President and Chief Accounting Officer of the Company since July of 1999. Prior to that, he was the Financial Controller of Radica USA from 1995 to 1999. From 1993 to 1995, Mr. Storey was employed by Kafoury, Armstrong and Company in Reno, Nevada. He has a BS from Arizona State University and is a member of the American Institute of Certified Public Accountants and the Nevada Society of CPA's.

         Larry C.N. Cheng has been Vice President Engineering of the Company since April 2003. Prior to that, he was an Engineering Director from April 1999 to March 2003. Mr. Cheng joined the Company in 1991 and was an Engineering Manager from April 1993 to March 1999. Mr. Cheng has more than 15 years experience in ODM and the toy industry. He has a Higher Diploma in Marine Electronics from the Hong Kong Polytechnic University.

         Tiki K.K. Ho has been Vice President Engineering of the Company since April 2003. Prior to his present position, he was an Engineering Director of the Company from April 1, 1999 to March 31, 2003 and a manager in the engineering department since joining the Company in 1994. Mr. Ho worked in STD Company Limited and Management, Investment and Technology Company Limited. He has had over 15 years experience in manufacturing, product design, and engineering management and plastic mold shop management. He has a B.Sc. Honors in Mechanical Engineering from University of Manchester, Institute of Science and Technology.

         Louis S.W. Kwok has been the Assistant General Manager, DRGM from April 2003. Prior to that, he was the Materials and Logistics Director of the Company from March 2002 to March 2003 and the Plant Administration Director from January 2001 to February 2002. He has over 15 years experience in manufacturing plant operations. Major companies he has worked with are Pymetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has a Higher Diploma in Mechanical Engineering, Diploma in Mechanical Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

         Eric K.W. Chan has been the Quality Director of the Company since July 2, 2001. Prior to that, he was Senior QA Manager/Quality Director in various major toy companies such as Tonka Kenner Parker, Hasbro and Galoob. Mr. Chan has over 20 years of solid experience in QA/QC operations in the toy industry. He has a Diploma in Production and Industrial Engineering, Diploma in Management Study and Diploma in Industrial Management (UK).

         Vincent K.M. Ching joined the Company as the Manufacturing Director in September 2002. He has over 16 years experience in research, consultancy and manufacturing sectors, has been working in PRC for 10 years at a managerial level with Philips, Procter & Gamble (P & G) and previously as Manufacturing Director in Honeywell Consumer Products (H.K.) Ltd. from June 1999. He has achieved a number of prizes and awards in both academic and industrial sectors including the Ford Design Prize from Ford Motor (UK) Co. Ltd. in 1985, First Class Honors degree in Mechanical Engineering in 1986, Overseas Research
Students Award from the Committee of Vice-Chancellors and Principals of Universities (UK) in 1987, Postdoctoral Research Fellowship from the Croucher Foundation of Hong Kong in 1990 and Hong Kong Productivity Council Productivity Award for the 2002 Hong Kong Awards for Industry.

         Rick C.K. Chu has been the Director of Customer Service of the Company since January 2004. Prior to that, he was the International Sales Director of the Company from April 1996 to December 2003 and the International Sales Administration Manager of the Company from April 1994 to April 1996. He has more than 17 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

         Robert E. Esterbrook joined Radica UK as Finance Director and Company Secretary during July 2001. He has held executive positions in the UK toy industry for over 25 years. He has previously worked at Tonka Toys, Playmates Toys and Ideal Toys as Finance Director and was involved with the establishment of Mattel Toys in the UK in 1980. He re-joined Invicta Plastics, Ltd, originators of the board game Mastermind, as Managing Director from 1989 to 1991. He is a fellow member of the Chartered Institute of Management Accountants and completed a program in legal studies at Demontfort University.

         Paul Fogarty commenced working as Sales Director for Radica UK in January 2004. He has over 9 years experience in the toy industry previously having held senior management positions for Mattel UK, Tyco Toys UK and JAKKS Pacific. Prior to this Mr. Fogarty worked in the paper industry for Scott Paper Ltd. Mr. Fogarty, who is originally from New Zealand, moved to England in 1989. He received his Bachelor of Commerce degree in Marketing from the University of Auckland.

         Donny K.W. So joined the Company as Director of Project Management in September 2002. Before joining the Company, he held management positions in product development at VTech HK for 4 years. Mr. So has 16 years experience in project management and product development in major appliances, electronics and toys industries. He obtained his 6 Sigma experience while working for General Electric Company, and led the development of Total Cycle Time management skill at VTech. He has a Postgraduate Certificate in Business Administration from the Open University of Hong Kong, a BA in Industrial Design from the Hong Kong Polytechnic University and a Diploma in Product Design from LWL Technical Institute.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 18 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center UK and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.


                MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

         During fiscal 2003, the Board of Directors of the Company met four times. Each of the directors, during his tenure as a director, attended at least 75% of the meetings of the Board of Directors and of each committee of the board on which he has served.

         The responsibilities of the Executive Committee include exercising the authority of the Board of Directors as to matters that may arise between meetings of the Board of Directors. The Executive Committee is comprised of three members of the Board, being Messrs. Bengtson, Eischeid and Feely. In fiscal 2003, it did not hold any meetings.

         The responsibilities of the Audit Committee include recommending to the Board of Directors the independent certified public accountants to be selected to conduct the annual audit of the books and accounts of the Company, reviewing the proposed scope of such audit and approving the audit fees to be paid, and reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company with the independent certified public accountants and the Company's financial and accounting staff. The Audit Committee consists entirely of independent directors. The Audit Committee is comprised of three members of the Board, being Messrs. Busch, Crosson and Eischeid. In fiscal 2003, it held five meetings.

         The responsibilities of the Compensation Committee include reviewing and approving executive appointments and remuneration and supervising the administration of the Company's employee benefit plans. The Compensation Committee consists entirely of independent directors. This Committee is comprised of three members of the Board, being Messrs. Crosson, O'Toole and Thigpen. In fiscal 2003, it held two meetings.

         The responsibilities of the Corporate Governance and Nominations Committee include reviewing and approving the slate of director nominees for election to the Company's board of directors, recommending individuals to serve on the standing committees of the Board, and developing and recommending to the board a set of corporate governance principles applicable to the Company. The Corporate Governance and Nominations Committee consists entirely of independent directors. This Committee is comprised of two members of the Board, being Messrs. Thigpen and O'Toole. In fiscal 2003, it held two meetings.

                               COMMITTEE CHARTERS

         Our Board of Directors has adopted charters applicable to our Audit Committee, our Compensation Committee and our Corporate Governance and Nominations Committee. Copies of these charters are available at our website. Go to the investor relations link at www.radicagames.com to inspect copies of our committee charters.


                        AUDIT COMMITTEE FINANCIAL EXPERT

         On May 12, 2003, Theodore J. Eischeid was named chairman of our Audit Committee (please see the biographical information on Mr. Eischeid under "Election of Directors" above for Mr. Eischeid's experience and qualifications). The Board has determined that Mr. Eischeid has met all of the criteria required to be named a "Financial Expert", as defined in the applicable rules of the Securities and Exchange Commission.


                                 CODE OF ETHICS

         The Company has adopted a Code of Ethics that is applicable to all directors, senior management and employees. The Code of Ethics contains general guidelines for conducting the business of the Company. A copy of the Code of Ethics is available at our website. Go to the investor relations link at www.radicagames.com to inspect a copy of our Code of Ethics.


                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Information responsive to this item is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and is incorporated herein by reference. See Item 7 in such Report on Form 20-F.


                     COMPENSATION OF OFFICERS AND DIRECTORS


COMPENSATION

         In  fiscal  2003,  the  aggregate  amount of  compensation  paid to all executive officers and directors for services in all capacities was approximately $2.5 million. In addition, bonus payments made to certain executive officers as a group in April of 2004 related to 2003 performance that was accrued at the end of 2003 was $17,000.

         In fiscal 2003, each outside (i.e., non-employee and non-affiliated) director of the Company received a $10,000 annual fee paid in quarterly installments. Directors could elect to receive some or all of this fee payable in shares of the Company's Common Stock valued at the then current market price. Each outside director of the Company also received a fee of $600 for attendance at each Committee meeting.

         Commencing  in  fiscal  2004,   each  outside   director  will  receive
compensation according to the following schedule:

         o   Board retainer                       $10,000 annually
         o   Quarterly board meeting fee          $1,250 per meeting
         o   Committee retainer                   $4,000 annually (excluding
                                                  Executive Committee)
         o   Audit chair additional retainer      $4,000 annually
         o   Other committee chairs additional
                  retainer                        $2,000 annually

Payments will be made quarterly. Any director may elect to receive some or all of the above fees payable in shares of the Company's Common Stock valued at the then current market price.

         Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Upon each annual re-election to the Board of Directors, each outside director receives stock options to purchase 2,500 shares per quarter (i.e. 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. The average exercise price was $6.41 per share in 2003. These options are exercisable after one year from the date of grant.

         The Company also follows the practice that upon the initial election or appointment of a new outside director to the Board of Directors, such director receives a stock option to purchase 30,000 shares of the Company's Common Stock at an exercise price equal to the then-current market price, and these options are exercisable after one year from the date of grant.


EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Bengtson, Horton and Ms. Olson have each entered into individual employment agreements with the Company. In addition, the Company provides residences for Mr. Howell and Mr. Scott in Hong Kong. Additional information regarding employment agreements is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and is incorporated herein by reference. See Item 6 in such Report on Form 20-F.


                 OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

         The Company's 1994 Stock Option Plan provides for the granting of stock options to directors, officers and employees of the Company. The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the Stock Option Plan, the Compensation Committee shall have sole authority to determine which of the eligible directors and employees of the Company shall receive stock options, the terms, including applicable vesting periods, of such options, and the number of shares for which such options shall be granted.

         The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 3.7 million shares. The option price per share with respect to each such option shall be determined by the Compensation Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation Committee. Ordinarily, either twenty percent or thirty-three and a third percent of the stock options vest and become exercisable on each of the first five or three anniversaries of the date of grant, and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier.

         IN RECOGNITION OF THE FACT THAT THE STOCK OPTION PLAN WILL TERMINATE IN 2004 AND, AS DETAILED BELOW, ONLY A LIMITED NUMBER OF OPTIONS REMAIN AVAILABLE FOR GRANT UNDER SUCH PLAN, THE COMPANY IS PROPOSING TO SHAREHOLDERS ADOPTION OF THE 2004 OMNIBUS EQUITY INCENTIVE PLAN, AS DESCRIBED IN GREATER DETAIL BELOW.

         In fiscal year 2003, an aggregate of 259,200 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $4.21to $6.54 per share.

         At the end of fiscal year 2003, after giving effect to all prior exercises and cancellations of options, an aggregate of 1,732,172 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 1,279,200 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 215,000 outside director's options were outstanding at exercise prices ranging from $2.00 to $12.63 per share. During 2003, a total of 426,000 shares were issued upon the exercise of options, at exercise prices ranging from $1.09 to $6.78 per share. Prior to 2003, a total of 1,210,042 shares had been issued upon the exercise of options, at exercise prices ranging from $0.57 to $11.00 per share.

         Information respecting options granted and exercised in the fiscal periods of the Company prior to and including 2003 is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2003, and is incorporated herein by reference. See Item 6 in such Report on Form 20-F and
Note 11 of the Notes to the Consolidated Financial Statements included therein.


                 ADOPTION OF 2004 OMNIBUS EQUITY INCENTIVE PLAN

         The Company's Board of Directors has approved, and is recommending to the Company's shareholders, adoption of a new equity incentive plan which is intended to replace the 1994 Stock Option Plan and to provide greater flexibility in the types of equity awards that may be made under the new plan. If approved by the Company's shareholders, the 2004 Omnibus Equity Incentive plan will include an authorization for a total of 500,000 shares of the Company's common stock to be issued under the new plan. The 2004 Omnibus Equity Incentive Plan will expire in 2014 unless earlier terminated. A description of the terms of the new plan is provided below.

         Additional information regarding the existing 1994 Stock Option Plan and outstanding options to purchase the Company's Common stock is set forth above. As a result of the activity noted in that section, as of a recent date, the number of options outstanding plus the number of shares issued upon the exercise of options, represented a number only slightly less than the overall limit of the existing plan. Therefore, as a practical matter, the Company did not have options available for grant. The Company considers it advisable to adopt the 2004 Omnibus Equity Incentive Plan, so as to have options (and other equity incentives) available for grant in the future.

         The person named in the enclosed form of proxy will, in the case of a ballot and in the absence of specifications or instructions to vote against or not to vote (abstain) in the form of proxy, vote for the adoption of the 2004 Omnibus Equity Incentive Plan.

         Following is a description of the material terms of the Company's 2004 Omnibus Equity Incentive Plan (which we refer to as the Equity Incentive Plan). A copy of the Equity Incentive Plan is filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and is incorporated herein by reference. See the Exhibit Index in such Report on Form 20-F.

         TYPES OF AWARDS. The Equity Incentive Plan provides for grants of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units, dividend equivalent rights, and other stock-based awards.

         SHARES SUBJECT TO THE EQUITY INCENTIVE PLAN; OTHER LIMITATIONS ON AWARDS. Subject to adjustment as described below, the total number of common shares of that may be issued under the Equity Incentive Plan may not exceed 500,000 common shares. These shares may be authorized but unissued common shares or authorized and issued common shares held in the Company's treasury or otherwise acquired for the purposes of the Equity Incentive Plan. If any award is forfeited or is otherwise terminated or canceled without the delivery of common shares, if common shares are surrendered or withheld from any award to satisfy a grantee's income tax or other withholding obligations, or if common shares owned by a grantee are tendered to pay the exercise price of awards, then such shares will again become available under the Equity Incentive Plan. Our Compensation Committee has the authority to adjust the terms of any outstanding awards and the number of common shares issuable under the Equity Incentive Plan for any increase or decrease in the number of issued common shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the common shares, or any other event that the Compensation Committee determines affects our capitalization, other than regular cash dividends. The Compensation Committee may also reprice awards granted under the Stock Incentive Plan such that the exercise or purchase price of the award is higher or lower than the exercise, base or purchase price of the original or prior award or provide for a greater or lesser number of shares subject to the award.

         ELIGIBILITY. Awards may be made to any director, officer or employee of the Company or its affiliates and to any consultant to the Company or its affiliates as determined by the Compensation Committee in its discretion.

         ADMINISTRATION. The Equity Incentive Plan will be administered by the Compensation Committee of our board of directors. The Compensation Committee will have the authority to construe, interpret and implement the Equity Incentive Plan; prescribe, amend and rescind rules and regulations relating to the plan; make all determinations necessary or advisable in administering the plan; correct any defect, supply any omission and reconcile any inconsistency in the plan; amend the plan to reflect changes in applicable law; determine whether awards may be settled in common shares or cash or other property; and determine whether amounts payable under an award should be deferred. The determination of the Compensation Committee on all matters relating to the Equity Incentive Plan or any award agreement will be final and binding.

         STOCK OPTIONS AND STOCK APPRECIATION RIGHTS. The Compensation Committee may grant incentive stock options and nonqualified stock options to purchase common shares (at the price set forth in the award agreement), and stock appreciation rights in such amounts, and subject to such terms and conditions, as it may determine. In general, under the Equity Incentive Plan, the exercise price for any stock option shall be at least 100% of the fair market value of a share of the Company's common stock on the grant date. No grantee of an option or stock appreciation right will have any of the rights of a shareholder of the Company with respect to shares subject to their award until the issuance of the shares.

         RESTRICTED STOCK AND RESTRICTED STOCK UNITS. The Compensation Committee may grant restricted common shares and restricted stock units in amounts, and subject to terms and conditions, as it may determine. A restricted stock grantee will have the rights of a shareholder with respect to the restricted stock, subject to any restrictions and conditions as the Compensation Committee may include in the award agreement. Recipients of restricted stock units have no rights as a shareholder until the common shares underlying the restricted stock units are delivered.

         PERFORMANCE SHARES AND SHARE UNITS. The Compensation Committee may grant performance shares and share units in amounts, and subject to terms and conditions (including the performance conditions and length of the performance period), as it may determine. Recipients of performance shares and share units have no rights as a shareholder until the common shares underlying the awards are delivered.

         OTHER STOCK-BASED AWARDS AND DIVIDEND EQUIVALENT RIGHTS. The Compensation Committee may grant other types of equity-based awards in amounts, and subject to terms and conditions, as it may determine. The Compensation Committee also may, in its discretion, include in an award agreement with respect to any award, a dividend equivalent right entitling the grantee to receive amounts equal to the ordinary dividends that would be paid, during the time the award is outstanding and unexercised, on the common shares covered by the award if the shares were then outstanding. The Compensation Committee will determine whether dividend equivalent payments will be made in the form of cash, common shares or some other form.

         CHANGE IN CONTROL. The Equity Incentive Plan defines a change in control of the Company and provides certain rights for the benefit of option holders and other participants under the Plan, which may be varied in any particular instance by the Compensation Committee. The Compensation Committee may provide in any award agreement for provisions relating to a change in control of the Company, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions with respect to, the award and whether the award will be cashed out on the occurrence of a change in control or whether a successor must assume the award.

         NONASSIGNABILITY. Except to the extent otherwise provided in the award agreement or approved by the Compensation Committee, no award or right granted to any person under the Equity Incentive Plan will be assignable or transferable other than by will or by the laws of descent and distribution, and all awards and rights will be exercisable during the life of the grantee only by the grantee or the grantee's legal representative.

         AMENDMENT AND TERMINATION. Except as otherwise provided in an award agreement, the board of directors may from time to time suspend, discontinue, revise or amend the Equity Incentive Plan and the Committee may amend the terms of any award in any respect.


                       APPOINTMENT OF INDEPENDENT AUDITOR

         The person named in the enclosed form of proxy will, in the case of a ballot and in the absence of specifications or instructions to vote against or not to vote (abstain) in the form of proxy, vote for the re-appointment of KPMG as the Independent Auditor of the Company, to hold office until the next annual meeting of shareholders of the Company or until a successor is duly elected or appointed, and the authorization of the directors to fix the Independent Auditor's remuneration. KPMG has been the Independent Auditor of the Company since 2001.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Information responsive to this item is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and is incorporated herein by reference. See Item 16C in such Report on Form 20-F.


                              SHAREHOLDER PROPOSALS

         Proposals of shareholders intended to be presented at the 2005 annual meeting of shareholders must be received by the Company at the principal executive offices of Radica USA in the United States (see address below) on or before December 31, 2004 in order to be considered for inclusion in the Company's 2005 management information circular/proxy statement.


                                  OTHER MATTERS

         Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

         Information stated in this Circular is dated as of January 31, 2004 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.


   PATRICK S. FEELY          JON N. BENGTSON             DAVID C.W. HOWELL
     President and        Chairman of the Board    President Asia Operations and
Chief Executive Officer                               Chief Financial Officer

         THE COMPANY FILES AN ANNUAL REPORT ON FORM 20-F WITH THE SECURITIES AND EXCHANGE COMMISSION. A COPY OF THIS CIRCULAR AND THE ANNUAL REPORT CONTAINING THE FINANCIAL STATEMENTS OF THE COMPANY AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, WILL BE SENT TO ANY PERSON UPON REQUEST IN WRITING ADDRESSED TO INVESTOR RELATIONS AT RADICA USA'S OFFICE AT 180 S. LAKE AVENUE, SUITE 440, PASADENA, CA 91101. COPIES ARE WITHOUT CHARGE TO ANY SHAREHOLDER.